Exhibit 4.14

English Summary of the New Lease Agreement dated November 1, 2021 (the “New Lease Agreement”) by and between Mifaley Tahanot Ltd.1 ("Lessor") and Innoviz Technologies Ltd. (the “Company”) (collectively referred to herein as the “Parties”).

1.
Subject matter of the New Lease Agreement: the Lessor agreed to lease the Company estimated areas of 16,350 square meters in an office building ("Premises"), located in Rosh HaAin, Israel, as well as garage space as of July 1, 2022. In addition, as of Effective Date of the New Lease Agreement (November 1, 2021), the Company was permitted to build improvements, on its expense, in the Premises.

2.	The Company’s Improvement works

2.1.
As of the inception of the New Lease Agreement, the Company was permitted to enter the Premises in order to build specific improvements, on its expanse, in accordance with the terms of the New Lease Agreement ("Lessee Improvements Work"). The Company shall be responsible for any damage to the Premises during the Lessee Improvements Work.

2.2.
The Lessor shall loan the Company up to 27,500,000 NIS ("Lessee Improvements Work Allowance") for certain costs associated with the Lessee Improvements Work. The Lessee Improvements Work Allowance shall not be given for purchase or construction of components that are not permanently attached to the Premises. The Company will repay the Lessee Improvement Work Allowance as follows: during the Lease Term (including the Second Term), and together with the Lease Payments – the Company shall pay for every 100 NIS utilization of the Lessee Improvements Work Allowance, 1 NIS per square meter.

2.3.
As part of the Lessee Improvements Work, the Company shall make construction work in the common areas of the Premises for which the Lessor is responsible. The Lessor shall reimburse the Company for such construction at a total amount of NIS 5,000,000 plus VAT. In addition, The Company may construct an underground reception system with a work allowance from the Lessor of up to 50,000 NIS. These amounts shall not be repaid to the Lessor.

3.	Lease Payments

3.1.
The lease payments are paid on the first day of each month for the following month, are linked to the Consumer Price Index (“CPI”), bear VAT, and are expected to start from July 1, 2022 ("First payment Date") which is the date the Lessor is expected to grant the Company possession of the Premises.

1 An English translation of the Lessor’s name is Station Enterprises Ltd.

3.2.	However, the Company is exempt from paying lease payments and management fees up to 6,000,000 NIS plus VAT from the First Payment Date ("Grace period").

3.3.
The Lease payments are as follows: (1) NIS 40 per square meter for the main areas (14,751 SQM); NIS 15 per square meter of the rooftop (1,124 SQM), shall be paid only in Second Term (as defined below); (3) NIS 20 for utility spaces (222 SQM); (4) NIS 10 for open space area (253 SQM); (5) NIS 400 per parking space for any of the 200 unmarked parking spaces (underground parking lot); (6) NIS 300 per parking space for any of the 200 unmarked parking spaces (upper parking lot); (7) 500 NIS per parking space, for 170 specifically identified parking spaces, shall be paid as of January 1, 2025.

3.4.
In the event that the Renewal Option (as defined below) is exercised, the monthly payment will be calculated based on the last month's rental payment before exercising the Renewal Option with an addition of 5% (excluding Lessee Improvements Work Allowance).

4.	Lease Term

4.1.	The lease term is for 67 months as of start of the actual Lease (expected to commence on July 1, 2022) (“Initial Term”).

4.2.
The Company has an option to renew ("Renewal Option") the lease for an additional period of 60 months, which is exercised automatically ("Second Term") unless the Company informs the Lessor otherwise in writing at least 12 months in advance, and subject to the terms of the Agreement. In the event the Company does not renew the lease, it will pay the Lessor the following penalty ("Termination Penalty"): (1) 60% of the unpaid portion of Lessee Improvements Work Allowance's used; (2) 50% of the Grace payment. The Termination Penalty will be paid at the end of the Initial Term.

4.3.	The Company has the right to assign its rights and obligations under the New Lease Agreement in full to an alternate tenant subject to certain terms of the Agreement.

4.4.	During the Second Term, the Company may sublease the Premises.

5.	Option to expand

5.1.
The Company has an exclusive option to expand the Premises (“Expansion Option”) by leasing the second and/or the third floor (and the second’s floor balcony should the Company elects to lease the second floor). The Company may exercise the Expansion Option upon a written notice to Lessor until December 31, 2023. On December 31, 2023 the exclusivity expires.

5.2.
The Company will not pay any consideration for the Expansion Option until October 1, 2022. From October 1, 2022, the Company shall pay NIS 13.5 per square meter for the second floor (2,560 SQM) and NIS 9 per square meter for the second-floor balcony (265 SQM) so long as the Company does not exercise the option or opts to waive the right. If the Company exercises the Expansion Option with respect to the second floor, the lease payments for the second floor shall be NIS 45 per square meter and NIS 30 per square meter for the second-floor balcony.

5.3.
The Company is not required to pay any consideration for the Expansion Option with respect to the third floor. In addition, if the Company exercises the Expansion Option with respect to the third floor, the lease payments shall be NIS 40.

5.4.
In addition, in the event the Company opted to exercise the Expansion Option, the Company has the right to lease up to an additional 140 parking spaces in the same price indicated above per parking space.

6.	Guarantees

6.1.
The Company provided to the Lessee (i) three (3) non-tradable promissory notes in the amount of NIS 2,215,802 each, indexed to CPI, valid for the duration of the Lease Term; (ii) the Company shall provide to the Lessee an unconditional bank guarantee in the amount of NIS 7,200,000, for the duration of twelve (12) months for the Lessee Improvements Work Allowance, prior to the first payment of such Allowance to be made by Lessor; (ii)  the Company shall provide to the Lessee an unconditional bank guarantee in the amount equal to six months’ rent which shall be valid for the duration of the Lease Term.

7.	Other payments

7.1.	The company is obligated to pay all real estate taxes payable concerning the Leased Premises and all improvements, the communication payments, water payments, etc.

7.2.
The Company has elected to manage the building by itself or through a third party on its behalf. The Company has the right to serve as the office building manager at least for as long as the Company is the only tenant in the Premises. For as long as the Company serves as the office building manager, the Company shall not pay the Lessor for the maintenance and management of the Premises, besides for the maintenance of some of the shared systems in the building and Park fees – NIS 3 per square meter of the Premises and park management fee of NIS 4 per square meter for the main leased areas only.

7.3.
In the event the Company is not the sole tenant, then the Lessor has the right to change the Company as the office building manager. If it does, the Company shall pay the Lessor monthly management fee of NIS 16 index to CPI per square meter of the Premises (instead of the NIS 3 mentioned above).

7.4.
The Company pays yearly payments of 100,000 NIS, indexed to CPI, for the generator. The payment is done on a quarterly basis. If the lease term is ended before ten years pass, the Company shall pay 1,000,000 NIS multiplied by the ratio of the remainder of the lease term and ten years. The generator's payments are not subject to the grace period and shall be paid from the beginning of the lease period.